Mail Stop 4561

April 23, 2009

Mark Williams
Chief Financial Officer
CS Financing Corporation
21 Tamal Vista Blvd., Suite 230
Corte Madera, CA 94925

> **Re:** **CS Financing Corporation**
> **Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2008**
> **Filed November 13, 2008**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 31, 2009**
> **File No. 333-129919**

Dear Mr. Williams:

We have reviewed your response dated March 13, 2009 and have the following comments.

Form 10-Q as of September 30, 2008

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition

1. We note your response to comment 1 of our letter dated March 5, 2009, stating you have revised your revenue recognition policy. Please clarify to us if you have made a change to your previous accounting policy or if you have solely clarified your policy. If you made a change in your actual accounting policy, please tell us the impact the change had on the financial statements and if the impact is material, please amend your filings to include the disclosures required by SFAS 154.

2. As a related matter, we reviewed your revenue recognition policy disclosure in your 2008 Form 10-K and we did not note any revisions to the part of your policy that relates to impaired loans. However, we did note the change to your allowance for loan loss policy with respect to recording impaired loans. Your

policies pertaining to impaired loans are different in the two locations. Please revise future filings to provide consistent information throughout the filing.

Allowance for Loan Losses

3.   In comment 1 of our letter dated March 5, 2009, we asked you to clearly describe when you consider a loan nonperforming in the notes to the financial statements of future filings. While we note your enhanced disclosures in your 2008 Form 10-K, we did not note a specific policy clarifying when you consider a loan nonperforming. Please provide us with this information and confirm you will revise future filings to include this disclosure.

Note 3 – Investments in Notes Receivable

4.   We note your response to comments 2 and 3 of our letter dated March 5, 2009, stating you will revise future filings to report the following:
    - The date you originated the loans with RES;
    - The date RES anticipates completing the projects;
    - An updates on the status of the projects; and
    - The dates of the various payments made to RES.

Please tell us where in your 2008 Form 10-K we can find these disclosures as we were not able to locate them.

5.   As a related matter, we note your disclosure stating that on February 20, 2009 you extended the principal and interest owed on the loans to RES until August 15, 2009. Additionally, we note your investment in notes receivable, net increased by $100,000 in the three months ending December 31, 2008. Please tell us if the investment increase pertains to additional advances to RES. If so, considering the fact you have also extended the repayment terms of your loan to RES, please tell us why you still believe that no allowance for loan losses is necessary.

Note 6 - Notes - Series A

6.   We note your response to comment 4 of our letter dated March 5, 2009. In your rollforward, we note there were $763,814 of offering costs deferred from September 30, 2005 to September 30, 2007 and none of these costs were amortized to the statement of operations as of September 30, 2007. We note your policy stating you defer costs incurred in connection with your notes offering until the offering proceeds are received. We also note you have recorded $225,000, $3,435,000, $6,140,000 and $6,830,000 in note payable as of December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007, respectively. It appears you have received offering proceeds during the period

  from December 31, 2006 through September 30, 2007. Please explain to us why you did not begin amortizing your deferred offering costs until the quarter ending December 31, 2007.

7. As a related matter, in response to comment 4 of our letter dated March 5, 2009, you state you had accumulated amortization of $91,692 as of September 30, 2008 and $75,601 as of December 31, 2008. Please explain why the amount of accumulated amortization decreased from September 30 to December 31, 2008.

Form 10-K as of December 31, 2008

8. On page 4 you state you have suspended the offering of your notes on November 13, 2008 and do not plan to recommence such offers until after you have ceased the private offering of your preferred stock. Please note that you are required to write off all deferred offering costs of abandoned offerings as detailed in SAB Topic 5A. Please tell us what consideration was given to this guidance at both December 31, 2008 and March 31, 2009 and your analysis as it relates to whether or not you should have written off all deferred offering costs related to your notes.

  As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

  You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

        Sincerely,

        John P. Nolan
        Senior Assistant Chief Accountant